Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,					Quarter Ended
	2003	2002	2001	2000	1999	March 31, 2004
(in thousands, except ratio)
Earnings:
Earnings (losses) before minority interest and equity income (loss)	$(47,229)	$(36,810)	$(47,534)	$(59,897)	$4,970	$(10,642)
Fixed Charges	16,548	27,118	37,258	46,592	46,052	4,109

Total earnings (losses)	$(30,681)	$(9,692)	$(10,276)	$(13,305)	$51,022	$(6,533)
Fixed Charges:
Interest expense	$13,568	$24,058	$34,238	$43,712	$43,572	$3,298
Assumed interest element included in rent expense	2,980	3,060	3,020	2,880	2,480	811

Total Fixed Charges	$16,548	$27,118	$37,258	$46,592	$46,052	$4,109
Earnings available to cover fixed charges	$(30,681)	$(9,692)	$(10,276)	$(13,305)	$51,022	$(6,533)
Fixed Charges	16,548	27,118	37,258	46,592	46,052	4,109
Ratio of Earnings to Fixed Charges					1.1
Deficit in dollars	$(47,229)	$(36,810)	$(47,534)	$(59,897)	$—	$(10,642)